Hythiam, Inc.
11150 Santa Monica Boulevard
Suite 1500
Los Angeles, California 90025

September 25, 2008

VIA EDGAR

John Reynolds, Assistant Director
U.S. Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

Re:	Hythiam, Inc.
Registration Statement on Form S-3
Filed on August 15, 2008; amended September 19, 2008
File No. 333-153053

Dear Mr. Reynolds:

Hythiam, Inc. (the "Registrant") hereby requests acceleration of the effective date of the above-referenced registration statement to 4:00 p.m., EDT, September 26, 2008.

In connection with the above request, the Registrant hereby acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or comments regarding the foregoing or requires additional information, please contact the undersigned at (310) 444-4320.

Very truly yours,

/s/ Chuck Timpe
Chuck Timpe
Chief Financial Officer

cc:  John C. Kirkland, Esq.